

SECU[illegible] 07001586 [illegible]ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44261

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BancWest Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13505 California Street
(No. and Street)

Omaha (City) NE (State) 68154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert J. Stastny 402-918-1394
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert J. Stastny, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BancWest Investment Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

JANE A. DUDYCHA
MY COMMISSION EXPIRES
February 11, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS


SEC MAIL
PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C.
186
SECTION

BancWest Investment Services, Inc.

Financial Statements and Supplemental Information
December 31, 2006

BancWest Investment Services, Inc.
Contents
December 31, 2006



PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To Stockholder and Board of Directors of
BancWest Investment Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of BancWest Investment Services at December 31, 2006, and the results of its operations and its cash flows for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2007

BancWest Investment Services, Inc.
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 833,041
Cash segregated under federal and other regulations	14,204
Trading security, at fair value	4,969,918
Receivable from related party	277,597
Interest receivable	109,375
Commission and other receivables	4,432,958
Deposit with clearing organization	100,000
Prepaid expenses	189,954
Other assets	44,737
Total assets	$ 10,971,784
Liabilities and Stockholder's Equity	
Liabilities	
Accrued commission and other payables to related party	$ 4,580,757
Accounts payable and other accrued expenses	61,754
Payable to clearing organization and insurance companies	71,599
Deferred tax liability	221,058
Total liabilities	4,935,168
Stockholder's equity	
Common stock; $1.00 par value; 1,000 shares authorized; 30 shares issued and outstanding	30
Additional paid in capital	5,765,800
Retained earnings	270,786
Total stockholder's equity	6,036,616
Total liabilities and stockholder's equity	$ 10,971,784

The accompanying notes are an integral part of these financial statements.

BancWest Investment Services, Inc.
Statement of Operations
Year Ended December 31, 2006

Revenues	
Commission	$ 48,975,552
Interest income	216,806
Other income	715,895
Total revenues	49,908,253
Expenses	
General and administrative expenses	46,704,897
Employee compensation and benefits	1,635,590
Exchange and clearance fees	961,339
Total expenses	49,301,826
Income before taxes	606,427
Income tax expense	248,196
Net income	$ 358,231

The accompanying notes are an integral part of these financial statements.

BancWest Investment Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Accumulated (Deficit) Earnings	Stockholder's Equity
Balance, December 31, 2005	$ 30	$ 5,765,800	$ (87,445)	$ 5,678,385
Net income	-	-	358,231	358,231
Balance, December 31, 2006	$ 30	$ 5,765,800	$ 270,786	$ 6,036,616

The accompanying notes are an integral part of these financial statements.

BancWest Investment Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2006

Operating activities		
Net income	$	358,231
Deferred income taxes		210,471
Adjustments to reconcile net income to net cash used in operating activities		
Change in operating assets and liabilities		
Increase in commission and other receivable		(3,235,524)
Increase in other assets		(35,718)
Depreciation and amortization		714
Increase in trading security		(4,969,918)
Increase in commission and other payable to related party		2,924,892
Increase in accounts payable and other accrued expenses		33,674
Increase in payable to clearing organization and insurance companies		20,361
Prepaid expenses		(189,954)
Net cash provided from operating activities		(4,882,771)
Investing activities		
Purchase of Fixed Assets		28,082
Net cash used in investing activities		28,082
Net increase in cash		(4,854,689)
Cash and cash equivalents at beginning of year		5,687,730
Cash and cash equivalents at end of year	$	833,041
Supplemental disclosure		
Income taxes paid (to parent company)	$	37,725
Interest paid		-

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

BancWest Investment Services, Inc. (the "Company") is a Delaware Corporation and a licensed life insurance agency, a registered broker-dealer with the Securities Exchange Commission ("SEC"), a licensed investment advisor and a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of Bank of the West (the "Parent"). Bank of the West is a wholly owned subsidiary of BancWest Corporation, which is a wholly owned subsidiary of BNP Paribas ("BNPP").

The Company is a fully disclosed broker dealer and clears all securities transactions through a clearing broker. The Company is exempt from SEC Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities, of three months or less, when purchased, to be cash and cash equivalents.

Cash Segregated Under Federal and Other Regulations

The cash segregated under federal and other regulations consists of cash set aside for use of refunding mutual fund Break Point discounts not passed down to customers. The amount represents the minimum required to be segregated based on the National Association of Securities Dealers communications, less amounts paid to customers related to this issue. However, there could be additional amounts owed to customers as a result of further investigations. As of December 31, 2006, the Company does not believe it is necessary to segregate any additional amount of cash.

Trading Security

The Company holds a U.S. Treasury Note as a trading security. Trading securities are debt and equity securities that are bought and held principally for the purpose of selling them in the near term. Such securities are reported at fair value, with unrealized gains and losses included in current earnings, and are reported on a trade date basis. Securities are classified and accounted for in accordance with Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities.*

Revenue Recognition

The Company receives contingent consideration in the form of cash payments from insurance companies and other product providers with which the Company places customers' business. The Company is not subject to any contractual requirements regarding the use of the payments received from these product providers. The payments are recorded as revenue when received, earned or determinable and reflected in the statement of operations as Other Income.

Financial Instruments with Off Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with the clearing broker. The Company holds no customer funds or securities. The clearing broker provides services for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein clearing broker may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of BancWest. The Company reports current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Income tax expense consists of the following for the year ended December 31, 2006:

Federal	
Current	$ 204,534
Deferred	(9,814)
	194,720
State	
Current	51,867
Deferred	1,609
	53,476
Total provision for income taxes	$ 248,196

The difference between the Federal Statutory rate of 35% and the effective tax rate of 41% is primarily due to the state rate that they used. (BoW combined current sate rate of 8.77% - tax effect of 5.7%)

4. Related Party Transactions

The Company provides brokerage services to customers of Bank of the West and First Hawaiian Bank (the "Banks"), exclusively, which are subsidiaries of BancWest. Within each bank branch a registered representative is present to provide services to customers. The Company has Investment Service agreements with the Banks. Pursuant to the Investment Service agreement, the Banks will pay rental fees, equipment, salaries, NASD fees, contribution to pension plans, It support fees, and other expenses on behalf of the Company. As consideration for these services, the Company compensates the Banks with 96% of the revenue earned. Prior to November 1, 2006, this consideration for services was calculated at a rate of 95%.

The Company was charged $35,333,891 and $10,352,599 for the year ended December 31, 2006, by Bank of the West and First Hawaiian Bank, respectively, for administrative fees. At December 31, 2006, the Company had accounts receivable with Bank of the West totaling $277,597. At December 31, 2006, the Company had accounts payable with Bank of the West and First Hawaiian Bank in the amounts of $3,758,929 and $817,420, respectively.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2006, the Company had net capital of $4,964,245, which was $4,635,234 in excess of its minimum required net capital. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006, was 0.99 to 1.

Supplemental Information

BancWest Investment Services, Inc.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005 Schedule I

Stockholder's equity	$ 6,036,616
Nonallowable assets	
Other receivables	763,132
Other assets	234,690
Exempt security haircut	74,549
Total nonallowable assets	1,072,371
Net capital	$ 4,964,245
Aggregate indebtedness (AI)	
Accrued commission and other payables to related party	$ 4,580,757
Accounts payable and other accrued expenses	282,812
Payable to clearing organization and insurance companies	71,599
Total aggregate indebtedness	$ 4,935,168
Minimum net capital requirement, 6 2/3% of AI	$ 329,011
Minimum dollar net capital requirement	$ 50,000
Excess net capital	$ 4,635,234
Excess net capital at 1000%, as defined	$ 4,470,728
Percentage of aggregate indebtedness to net capital	99%

The computation for determination of net capital under Rule 15c3-1 as of December 31, 2006, computed by BancWest Investment Services, Inc. in its Unaudited Form X-17A-5, part II as filed with the SEC, does not differ from the above computations, which is based on the audited financial statements.

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.



PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Illustrative Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To Stockholder and Board of Directors of
BancWest Investment Services, Inc.

In planning and performing our audit of the financial statements of BancWest Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2007

END